08029027

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LABRUNERIE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. NIFONG, SUITE 3B
(No. and Street)

COLUMBIA (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FERD LABRUNERIE
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEAVER & FORCK, CPA'S
(Name – *if individual, state last, first, middle name*)

1620 SOUTHRIDGE, STE A (Address) JEFFERSON CITY (City) MO (State) 65109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, Fred LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ALEX LaBRUNERIE
Notary Public - Notary Seal
State of Missouri - County of Boone
My Commission Expires Aug. 26, 2008
Commission #04411153

2-27-08

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Seaver and Forck, CPA's
1620 Southridge Drive, Suite A
Jefferson City, MO 65109
Telephone 573-636-5507
Fax 573-636-3304

Member of
American Institute of
Certified Public Accountants
Missouri Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
LaBrunerie Financial Services, Inc.
601 W Nifong, Suite 3B
Columbia, Missouri

We have audited the accompanying balance sheet of LaBrunerie Financial Services, Inc. (an S-corporation) as of December 31, 2007 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9-13 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seaver and Forck, CPA's
February 25, 2008

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash in Bank	$	33,392
Commissions Receivable		13,860
		47,252
OTHER ASSETS		
Available for sale investments-Note C		77,335
PLANT AND EQUIPMENT		
Leasehold Improvements		10,658
Office Furniture		32,276
		42,934
Less Accumulated Depreciation		12,417
		30,517
TOTAL ASSETS	$	155,104

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions Payable	$	6,930
Due to Shareholder		4,401
TOTAL LIABILITIES		11,331
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares atuthorized, 3,000 shares issued		3,000
Paid in Capital		69,130
Retained Earnings		75,445
Accumulated other comprehensive gain		(3,802)
TOTAL STOCKHOLDERS' EQUITY		143,773
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	155,104

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

SALES	$	959,952
COMMISSIONS		705,024
GROSS PROFIT		254,928
OVERHEAD EXPENSES		
Accounting	$	8,304
Advertising		10,555
Attorney Fees		
Bonuses		500
Compliance		900
Computer Supplies		
Contract Labor		223
Contributions		350
Depreciation		2,900
Dues and Subscriptions		6,141
Entertainment		262
Equipment Rental		
Insurance		3,125
Investment Expense		
Meetings		2,978
Office Expense		42,453
Payroll Taxes		10,342
Postage		6,031
Professional Fees		3,974
Printing		3,352
Rent		1,203
Repairs		4,765
Salaries & Wages		130,827
Taxes and Licenses		5,563
Telephone		5,486
Utilities		6,319
TOTAL OVERHEAD EXPENSES		256,553
OPERATING INCOME		(1,625)
OTHER INCOME		
Interest Income	$	551
Dividends		4,140
Other Income		48
TOTAL OTHER INCOME		4,739
NET INCOME	$	3,114

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2006	$ 3,000	$ 69,130	$ 72,330	$ 5,822	$ 150,282
Net Income (Loss)	-	-	3,115	-	3,115
Change in Unrealized Holding Gains (Losses)	-	-	-	(9,624)	(9,624)
BALANCE, DECEMBER 31, 2007	$ 3,000	$ 69,130	$ 75,445	$ (3,802)	$ 143,773

See Accompanying Notes to the Financial Statements.

L'ABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	3,114
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Depreciation		2,900
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable		4,407
Commissions Payable		(2,204)
Accrued Payroll Tax		(4,013)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	4,204
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds From Sale of Investments		8,093
Purchase of Investments		(4,928)
NET CASH PROVIDED BY INVESTING ACTIVITIES	$	3,165
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,369
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	$	26,022
CASH AND CASH EQUIVALENTS-END OF YEAR	$	33,391

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2007.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See Accompanying Notes to the Financial Statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2007 were $13,860. Commissions payable at December 31, 2007 were $6,930.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

Ferd and Alex LaBrunerie are each a 50% shareholder and serve as directors and officers of the Company. Commissions paid to related parties were:

Ferd LaBrunerie	$283,026
Alex LaBrunerie	310,666

The Company occupies office space in a building that is owned by Ferd LaBrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly to the appropriate vendors by the Company. There is no rent and there is no lease agreement.

At December 31, 2007 the Company owed Ferd LaBrunerie $4,401. This was for funds from a closed brokerage account owned by LaBrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE C—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2007 investments consisted of:

	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Transfers, Purchases & Sales	Ending Fair Value
Available for sale investments	$90,000	$ 5,553	$ (9,624)	$(8,593)	$77,336

An unrealized loss of $9,624 has been charged to other comprehensive income for the year ended December 31, 2007.

NOTE C—INVESTMENTS-cont'd

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2007 these amounts were:

	Value	Regulatory Reduction
Money Market Funds:		
Cortland Trust	4,396	88
Securities:		
BAC Preferred	9,875	1,481
Mutual Funds:		
American Balanced Fund	27,829	4,174
Capital Income Builder	6,305	946
Nuveen	28,930	4,340
	$77,335	$12,874

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00 on December 31, 2007 the Company had net capital of $102,102. ($52,102 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 21.75%.

NOTE E—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2007, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2007 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-1(1)
DECEMBER 31, 2007

NET CAPITAL	
Ownership Equity	$143,648
Less non-allowable assets:	
Net Fix assets	30,517
TOTAL ALLOWABLE CAPITAL	113,131
Less Regulatory Reduction on Investments	11,029
TOTAL NET CAPITAL	102,102
MINIMUM NET CAPITAL REQUIREMENT	(50,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 52,102
TOTAL AGGREGATE INDEBTEDNESS	$ 11,331
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	21.75%

Seaver and Forck, CPA's
1620 Southridge Drive, Suite A
Jefferson City, MO 65109
Telephone 573-636-5507
Fax 573-636-3304

Member of
American Institute of
Certified Public Accountants
Missouri Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
LaBrunerie Financial Services, Inc.
601 W Nifong, Suite 3B
Columbia, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and no to provided assurance on internal control.

Also, as required b Rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.

2) Recordation of difference required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a significant definiency as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seaver and Forck, CPA's
February 25, 2008

Seaver and Forck, CPA's
1620 Southridge Drive, Suite A
Jefferson City, MO 65109
Telephone 573-636-5507
Fax 573-636-3304

Member of
American Institute of
Certified Public Accountants
Missouri Society of
Certified Public Accountants

<u>INDEPENDENT AUDITPR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIORT ACT AND NSD RULE 3011</u>

Board of Directors
LaBrunerie Financial Services, Inc.
601 W Nifong, Suite 3B
Columbia, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. as of December 31, 2007 and have issued our report theron dated February 25, 2008.

In planning and performing our audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2007, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 30011-cont'd

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures, except as discussed in the preceding paragraph, were adequate at December 31, 2007 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seaver & Forck, CPA's
February 25, 2008

END